

Matt Andelman @AndelmanMatt · 2s

Invest in ABC FinTech: Fractionalizing commercial real estate with blockchain tech to create liquidity.. Disclosure: help.wefunder.com/en_US/testing-...


ABC FINTECH
Commercial Real Estate...Disrupted

wefunder.com

Invest in ABC FinTech: Fractionalizing commercial real estate with blo...

Fractionalizing commercial real estate with blockchain tech to create liquidity.



Matt Andelman
CEO & Co-Founder: ABC FinTech / ABC Tokens
5m •

Dear Besties on LinkedIn:

After almost 20 years in commercial real estate and a deep passion for blockchain/cryptocurrency, marrying these two was just inevitable.

As CEO and Co-Founder of ABC, I've spent the last few years researching securities law, developing technology, and assembling a team of leading commercial real estate experts.

I'm both proud and excited to announce that my company is entering a rapid growth phase, and through #Wefunder's crowdfunding portal, the investment opportunity has opened to everyone.

For those who don't know, ABC stands for "Asset-Backed Crypto", because ABC Tokens represent ownership in the underlying commercial real estate.

My goal has always been to democratize commercial real estate investing, making it simple and accessible for everyone.

And by utilizing Polymath's institutional grade blockchain protocol, specifically designed for regulated assets (like security tokens), we've lowered the capital minimum to invest while creating unprecedented liquidity.

Better yet, we're giving the average person a hedge against #inflation.

Better yet, we're giving the average person a hedge against #inflation.

Please check out the offering and support us if you can during this "Testing The Waters" period.

There's actually no commitment until the compliance review and fillings are handled with the SEC, but we're nearly finished and more exciting news will be shared very soon.

Lastly, please call or DM me with your questions. I love talking about ABC and sincerely believe it will make a difference for many people in years to come.

Click here for important legal disclosures: https://lnkd.in/dBwGDiQW

Cheers, and Happy New Year :)
Matt

#financialfreedom #securitytoken #commercialrealestate #liquidity


ABC FINTECH
Commercial Real Estate...Disrupted

Invest in ABC FinTech: Fractionalizing commercial real estate with blockchain tech to create liquidity. | Wefunder



Matt Andelman is feeling excited.

16m ·

Dear FB Family,

While it's rare for me to use social media for solicitation, I'm far too excited to keep quiet...

After almost 20 years in commercial real estate and a deep passion for blockchain/cryptocurrency, marrying these two was just inevitable.

As CEO and Co-Founder of ABC, I've spent the last few years researching securities law, developing technology, and assembling a team of leading commercial real estate experts.

I'm both proud and excited to announce that my company is entering a rapid growth phase, and through #Wefunder's crowdfunding portal, the investment opportunity has opened to everyone.

For those who don't know, ABC stands for "Asset-Backed Crypto", because ABC Tokens represent ownership in the underlying commercial real estate.

My goal has always been to democratize commercial real estate investing, making it simple and accessible for everyone.

And by utilizing Polymath's institutional grade blockchain protocol, specifically designed for regulated assets (like security tokens), we've lowered the capital minimum to invest while creating unprecedented liquidity.

Better yet, we're giving the average person a hedge against #inflation.

Please check out the offering and support us if you can during this

#inflation.

Please check out the offering and support us if you can during this "Testing The Waters" period.

There's actually no commitment until the compliance review and fillings are handled with the SEC, but we're nearly finished and more exciting news will be shared very soon.

Lastly, please call or DM me with your questions. I love talking about ABC and sincerely believe it will make a difference for many people in years to come.

Click here for important legal disclosures:
https://help.wefunder.com/testing-the-waters-legal...

Happy New Year,
Matt


ABC FINTECH
Commercial Real Estate...Disrupted

WEFUNDER.COM

Invest in ABC FinTech: Fractionalizing commercial real estate with blockchain tech to create liquidity. |...

Alex Wells ✌️ ❤️ @WellsMarketer · 7m

Tired of watching this dip...

Well, this is going up. You can get in early and lock down a higher return on your investment today!

Fast, quick & easy

#cryptocrash #cryptocurrency #crypto #investments #BitcoinCrash #bitcoin ₿ #Ethereum #ETH

> **ABC Tokens** @ABCtokens · 7h
> ABC FinTech is Now on Wefunder, the Crowdfunding Giant
> newswire.com/news/abc-finte...
> Show this thread

ABC Tokens @ABCtokens · 7h

ABC FinTech is Now on Wefunder, the Crowdfunding Giant


INVEST IN ABC FINTECH
ON WEFUNDER !
$100 BUYS A PIECE OF ABC
FIRST TOKENIZED REAL ESTATE PORTFOLIO
$3,000,000 OF COMMERCIAL REAL ESTATE CLOSED
$50,000,000 COMMERCIAL REAL ESTATE IN THE PIPELINE
SEASONED TEAM W/ COMBINED 300 YEARS OF EXPERIENCE IN CRE

> newswire.com
> ABC FinTech is Now on Wefunder, the Crowdfunding Giant
> With a minimum investment of only $100, ABC FinTech is offering equity to virtually anyone who shares their excitement for disrupting ...

2 1 2

ABC Tokens @ABCtokens · 26m

Click here for important legal disclosures: lnkd.in/dBwGDiQW ✅

ABC Tokens @ABCtokens · 7h

ABC FinTech is Now on Wefunder, the Crowdfunding Giant


INVEST IN ABC FINTECH
ON WEFUNDER !
$100 BUYS A PIECE OF ABC
FIRST TOKENIZED REAL ESTATE PORTFOLIO
$3,000,000 OF COMMERCIAL REAL ESTATE CLOSED
$50,000,000 COMMERCIAL REAL ESTATE IN THE PIPELINE
SEASONED TEAM W/ COMBINED 300 YEARS OF EXPERIENCE IN CRE

newswire.com

ABC FinTech is Now on Wefunder, the Crowdfunding Giant

With a minimum investment of only $100, ABC FinTech is offering equity to virtually anyone who shares their excitement for disrupting ...

Promote

2 1 2

ABC Tokens @ABCtokens · 27m

Click here for important legal disclosures: lnkd.in/dBwGDiQW


INVEST IN ABC FINTECH
ON WEFUNDER!
$100 BUYS A PIECE OF ABC
FIRST TOKENIZED REAL ESTATE PORTFOLIO
$3,000,000 OF COMMERCIAL REAL ESTATE CLOSED
$50,000,000 COMMERCIAL REAL ESTATE IN THE PIPELINE
SEASONED TEAM W/ COMBINED 300 YEARS OF EXPERIENCE IN CRE

abctokens

abctokens ANNOUNCEMENT

We told you that we had something cookin'...

Thanks to the rockstar team at @WeFunder we are so excited to announce that ABC FinTech is now able to offer an equity opportunity to virtually anyone.

It doesn't matter if you're an accredited investor or a normal person looking for equity opportunities, you can own a piece of ABC Fintech for a minimum of $100.

Check out our WeFunder page link in our bio to get more details!

#equitycrowdfunding #crowdfunding #investments #fintech #opportunity #financialfreedom #investing101 #ownership #entrepreneruship

1h

abctokens Click here for important legal disclosures: https://lnkd.in/dBwGDiQW

27m Reply

View Insights

1 like

1 HOUR AGO

Add a comment... Post

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.